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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                SCHEDULE 14D-1


                              (AMENDMENT NO. 2)

                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              -----------------
                              STANT CORPORATION
                          (Name of Subject Company)

                            E&W ACQUISITION CORP.
                                 TOMKINS PLC
                                  (Bidders)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                 854727-10-4
                    (CUSIP Number of Class of Securities)

                             GEORGE S. PAPPAYLIOU
                           TOMKINS INDUSTRIES INC.
                           4801 SPRINGFIELD STREET
                               DAYTON, OH 45431
                                (513) 476-0241
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:

                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000

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     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 initially filed on April 11, 1997 (as amended, the "Schedule 14D-1") by Tomkins PLC, a corporation organized under the laws of England (the "Parent"), and its indirect wholly owned subsidiary, E&W Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.01 per share, of Stant Corporation, a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

Item 10. Additional Information

     The last sentence of the second full paragraph on page 2 of the Offer to Purchase is hereby deleted and the following sentence is inserted in lieu thereof:

     The Offer will not remain open following the Expiration Date.

     The last sentence of the first paragraph of Section 14 of the Offer to Purchase is hereby deleted and the following sentence is inserted in lieu thereof:

     Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists:


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                                SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 1, 1997


                                        E & W Acquisition Corp.

                                        BY:  /s/ Geoffrey D. Eaton
                                             ----------------------------
                                             Name: Geoffrey D. Eaton
                                             Title: President and Chief
                                             Executive Officer


                                        Tomkins PLC

                                        BY:  /s/ Simon M. Webber
                                             ----------------------------
                                             Name: Simon M. Webber
                                             Title: Executive Officer --
                                                    Corporate
                                                    Development Unit and
                                                    Legal Counsel